RAYTECH

                                                                 August 31, 2005

Mr. John Hartz
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

      Re:   Raytech Corporation
            Form 10-Q for the Fiscal Year Ended January 2, 2005
            File No. 1-9298

Dear Mr. Hartz:

The following information is in response to your comment letter dated July 20, 2005 pertaining to Raytech Corporation. Our responses are organized in the same order and format as your inquiries.

Consolidated Statements of Operations

We have reviewed your response to our prior comments four and five and appreciate the additional information. Clarify that in future filings you will reclassify prior periods as appropriate and consistent with your response.

      We agree that in future filings we will reclassify prior periods as appropriate and be consistent with our previous response to this issue.

Revenue Recognition

We note your enhanced disclosures included in your most recent Form 10-Q. In future filings, include the statement, if true, that this policy is followed consistently for all periods presented regarding any and all losses on contracts where costs exceed selling price. Specifically, losses are consistently recorded based on:

-     All inventory and firm purchase orders only;
- The difference between contracted selling price and fully absorbed inventory costs (consistent with our normal GAAP inventory historical cost system).

Mr. John Hartz
August 31, 2005
Page 2



      We have expanded the revenue recognition disclosure in the Form 10-Q for the period ended July 3, 2005 to include the additional disclosures suggested above and will continue this disclosure in future filings.

Note 9 - Litigation

We have reviewed your response to our prior comment ten and appreciate the additional information. If it is reasonably possible that additional losses related to the RPC facility, or to Ferndale, could be material, revised future filings to so state, and if you can, provide an estimate of the range of additional loss, or state that such an estimate cannot be made.

Revise your litigation footnote to clarify that you do not accrue probable and estimable litigation costs in the estimated accruals. If litigation costs are material to any particular period, or to an understanding of any particular contingency, disclose the periodic expense amounts.

      We have reviewed the estimates of costs in our disclosure and feel, at this time, that the disclosures reflect management's best estimate and that no additional material costs are likely. We will consistently address these estimates in future filings based on current information at the time of the filing.

      We have revised the footnote to reflect the method of recording legal expenses.

Note 11 - Income Taxes

In future filings:

- Disclose the particular years in which significant amounts of NOL carryforwards, related to those NOLs that may inure to the PI Trust, will expire;
- Provide a detailed discussion in MD&A concerning significant increases or decreases in your valuation account. Discuss the underlying changes in events, tax planning and expectations for future taxable income that changed from the previous period. Be specific and quantify your reasoning;
- Make sure that your MD&A is consistent with your expectation that you will not have taxable income related to the Domestic Wet Friction business. For example, the last paragraphs on pages 15 and 16 should be balanced with the expectations that it is more likely than not that most of the deferred tax assets will not be realized.
- Discuss in better detail the uncertainties surrounding the method of allocation of the current and future operating losses between you and the PI Trust. What alternative methods could result? What impact would an alternate method have on your financial condition and results of operation?

      We have disclosed in the Income Taxes footnote the expiration dates of the NOL carryforwards that inure to the benefit of the PI Trust. In both the footnote and in the MD&A we have provided a detailed discussion of the changes in the valuation account. There have been no changes in the tax planning or expectations for future income that changed from the previous period. The disclosures in the MD&A relating to the performance of the Domestic OEM segment provide the reader with caution as to the current and future profitability of this segment.

Mr. John Hartz
August 31, 2005
Page 3

      We have provided the reader with an understanding of alternative methods of allocating the current and future operating losses between the PI Trust and the Company. The impact of such alternatives has also been disclosed. These disclosures are contained in the Income Taxes footnote.

If I can be of further assistance, please do not hesitate to contact me.

                                                Sincerely,


                                                /s/ John B. Devlin

                                                John B. Devlin
                                                Vice President, Treasurer and
                                                Chief Financial Officer